As filed pursuant to Rule 424(b)(3)
under the Securities Act of 1933
Registration No. 333-111421

SUPPLEMENT NO. 1 TO PROXY STATEMENT/ PROSPECTUS DATED JANUARY 8, 2004

Applied Molecular Evolution, Inc. Proxy Statement Supplement	Eli Lilly and Company Prospectus Supplement

      On January 8, 2004, Applied Molecular Evolution, Inc. (“AME”) and Eli Lilly and Company (“Lilly”) filed a proxy statement/ prospectus with the Securities and Exchange Commission regarding the proposed merger of Genesis Merger Sub, Inc., a wholly owned subsidiary of Lilly (“Genesis Merger Sub”), with and into AME, with AME being the surviving corporation and a wholly owned subsidiary of Lilly, pursuant to the Agreement and Plan of Merger, dated as of November 21, 2003, by and among Lilly, Genesis Merger Sub and AME. The proxy statement/ prospectus, dated January 8, 2004, was mailed to AME stockholders on or about January 9, 2004.

      This supplement no. 1 supplements the proxy statement/ prospectus with Lilly’s financial results for the fourth quarter and full year of 2003. This supplement should be read in conjunction with the proxy statement/ prospectus. To the extent the information in this supplement differs from or conflicts with the information contained in the proxy statement/ prospectus, this supplement supersedes and replaces the information in the proxy statement/ prospectus.

      The board of directors of AME continues to recommend the adoption of the merger agreement by AME stockholders at the special meeting. This supplement does not change the proposals previously submitted to AME stockholders for their approval. If you already have properly submitted your vote, whether directly or through your broker, bank or nominee, your vote will continue to be valid. If you have any questions about the special meeting of AME stockholders or the proposed merger, or if you need additional copies of this supplement, the proxy statement/ prospectus or the form of election or proxy card, you should contact The Altman Group, Inc. at 1-800-249-7120.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares of common stock to be issued by Lilly or passed upon the adequacy or accuracy of this supplement or the proxy statement/ prospectus. Any representation to the contrary is a criminal offense.

This supplement no. 1 to the proxy statement/ prospectus is dated January 30, 2004 and is being first mailed to AME stockholders on or about January 31, 2004.

RECENT DEVELOPMENTS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

RECENT DEVELOPMENTS

      On January 29, 2004, Lilly announced financial results for the fourth quarter and full year of 2003.

Fourth-Quarter Summary

•	Sales increased 17 percent, to $3.466 billion.

•	Net income and diluted earnings per share both increased 1 percent, to $747.2 million and $.69, respectively.

2003 Summary

•	Sales increased 14 percent, to $12.583 billion.

•	Net income and diluted earnings per share both decreased 5 percent, to $2.561 billion and $2.37, respectively.

Significant Events Over the Last Three Months

•	Lilly received three important product approvals. U.S. approvals were received for Cialis for male erectile dysfunction and SymbyaxTM for bipolar depression. In addition, Zyprexa recently received U.S. and European approvals for the bipolar maintenance indication.

•	The U.S. Food and Drug Administration informed Lilly that the agency considers the company’s injectable and dry products facilities in Indianapolis to have reached a level of current Good Manufacturing Practices compliance that allows preapproval site inspections for products under review to occur. Subsequently, a preapproval site inspection for Zyprexa IntraMuscular was successfully completed. Lilly anticipates U.S. approval in the near term for this formulation. In addition, the FDA has indicated that it does not currently believe a preapproval inspection for CymbaltaTM will be necessary. However, a preapproval inspection remains at the discretion of the FDA. Lilly has submitted its complete response to the approvable letter and continues to anticipate U.S. approval and launch of Cymbalta in the summer of 2004.

•	Lilly completed three submissions, including the U.S. submission for Alimta® for second-line non-small-cell lung cancer (NSCLC) as well as the European submission for Alimta for mesothelioma and second-line NSCLC. In addition, Gemzar was submitted in the U.S. for the treatment of metastatic breast cancer.

Fourth-Quarter Results

      Worldwide sales for the quarter were $3.466 billion, an increase of 17 percent compared with the fourth quarter of 2002. This increase was driven by the strong performance of Zyprexa, Humulin and Humalog, as well as the sales from the new product launches of Strattera, Cialis, and Forteo. Worldwide sales volume increased 10 percent, while selling prices and exchange rates increased sales by 1 and 6 percent, respectively.

      Gross margins as a percent of sales decreased by 1.9 percentage points, to 78.9 percent. This decrease was due to costs associated with quality improvements and growth in capacity in Lilly’s manufacturing operations and to the impact of foreign exchange rates, offset partially by a favorable product mix.

      Overall, marketing and administrative expenses increased 23 percent, to $1.134 billion, which was primarily attributable to marketing expenses in support of the new and anticipated product launches and the impact of foreign exchange rates. Research and development expenses were $710 million, or 20 percent of sales. Compared with the fourth quarter of 2002, research and development expenses increased 24 percent due to exenatide milestone payments to Amylin Pharmaceuticals, Inc., increased clinical trial expenses and the impact of foreign exchange rates.

      Operating income decreased 3 percent, to $861.5 million, as operating expenses and cost of goods sold increased at a greater rate than sales. In addition, expenses of $28.3 million related to asset impairments, restructuring and other special charges were incurred in the fourth quarter of 2003. Net other income increased primarily due to a $65 million gain related to the sale of dapoxetine patents to PPD, Inc., offset partially by less income from outlicensing of marketed products compared with the fourth quarter of 2002.

      Net income and diluted earnings per share for the fourth quarter both increased 1 percent, to $747.2 million and $.69, respectively.

2003 Full-Year Results

      For the year, worldwide sales were $12.583 billion, an increase of 14 percent compared with sales for 2002. This increase was driven by the strong performance of Zyprexa, Humalog, Gemzar, and Evista, as well as the sales from the new product launches of Strattera, Cialis, and Forteo. Worldwide sales volume increased 7 percent, while selling prices and exchange rates increased sales by 2 and 5 percent, respectively.

      Gross margins as a percent of sales decreased by 1.7 percentage points, to 78.7 percent. This decrease was due to costs associated with quality improvements and growth in capacity in Lilly’s manufacturing operations and to the impact of foreign exchange rates, offset partially by a favorable product mix.

      Overall, marketing and administrative expenses increased 18 percent, to $4.055 billion, which was primarily attributable to marketing expenses in support of the new and anticipated product launches and the impact of foreign exchange rates. Research and development expenses were $2.350 billion, or 19 percent of sales. Compared with 2002, research and development expenses increased 9 percent due to increased clinical trial expenses, the impact of foreign exchange rates, and exenatide milestone payments to Amylin Pharmaceuticals, Inc.

      Operating income decreased 4 percent, to $3.120 billion, as increased sales were offset by expenses related to asset impairments, restructuring and other special charges that occurred in 2003 as well as increased marketing and administrative expenses and cost of goods sold. Net other income decreased in 2003 due primarily to lower interest and miscellaneous income.

      Net income and diluted earnings per share for the year were $2.561 billion and $2.37, decreases of 5 percent each.

Zyprexa

      In the fourth quarter of 2003, Zyprexa sales totaled $1.146 billion, a 16 percent increase over the fourth quarter of 2002. U.S. sales of Zyprexa increased 2 percent, to $674.7 million, due to continued competitive pressures. The U.S. Zyprexa sales growth comparison benefited from wholesaler destocking during the fourth quarter of 2002. Zyprexa sales in international markets increased 44 percent, to $470.8 million, as a result of strong volume growth in a number of major markets outside the U.S. as well as the impact of foreign exchange rates.

      For the full year of 2003, worldwide Zyprexa sales increased 16 percent, to $4.277 billion. U.S. Zyprexa sales for 2003 were $2.634 billion, a 4 percent increase compared with 2002, and international Zyprexa sales were $1.643 billion, a 42 percent increase.

Diabetes Care Products

      Diabetes care revenue, composed primarily of Humulin®, Humalog and Actos®, increased 18 percent, to $706.1 million, compared with the fourth quarter of 2002. Diabetes care revenue increased 17 percent in the U.S., to $426.8 million. Diabetes care revenue outside the U.S. increased 20 percent, to $279.3 million.

      For the full year of 2003, worldwide diabetes care revenue increased 12 percent, to $2.569 billion.

      In the fourth quarter of 2003, worldwide Humulin sales increased 18 percent, to $299.3 million, compared with the fourth quarter of 2002 due primarily to increased selling prices and lower rebates and discounts. Worldwide Humalog sales for the fourth quarter were $278.2 million, an increase of 17 percent compared with the fourth quarter of 2002, despite increasing competition. Actos generated $114.6 million of revenue for Lilly in the fourth quarter, which represents an increase of 20 percent.

      For the full year of 2003, worldwide Humulin sales increased 6 percent, to $1.060 billion; Humalog sales increased 22 percent, to $1.021 billion; and Actos revenue to Lilly increased 10 percent, to $431.2 million.

Gemzar

      Gemzar had sales totaling $282.6 million for the quarter, an increase of 8 percent from the fourth quarter of 2002. Gemzar sales in the U.S. decreased 4 percent, to $144.0 million, despite growth in underlying demand. The decline in U.S. Gemzar sales was a result of wholesaler stocking in the fourth quarter of 2002. Gemzar sales outside the U.S. increased 26 percent, to $138.6 million.

      For the full year of 2003, worldwide Gemzar sales increased 17 percent, to $1.022 billion, surpassing one billion dollars in annual sales for the first time.

Evista

      Evista sales were $244.6 million, a 3 percent increase compared with the fourth quarter of 2002. U.S. sales of Evista decreased 6 percent, to $171.1 million, while sales outside the United States increased 28 percent, to $73.5 million. The U.S. sales decline was primarily a result of the continued declines in the prevention of postmenopausal osteoporosis market.

      For the full year of 2003, worldwide Evista sales increased 12 percent, to $922.1 million.

Xigris

      Sales of Xigris® were $50.7 million, an increase of 47 percent compared with the fourth quarter of 2002. During the fourth quarter, U.S. sales of Xigris increased 23 percent, to $33.1 million, and sales outside the United States were $17.6 million.

      For the full year of 2003, Xigris sales were $160.4 million, an increase of 60 percent compared with 2002.

Recent New Product Launches

Strattera

      Strattera, the first and only nonstimulant medicine approved for the treatment of attention-deficit hyperactivity disorder, generated $132.6 million of sales during the fourth quarter. For the full year of 2003, Strattera generated $370.3 million in sales.

Forteo

      Fourth-quarter sales of Forteo, a new treatment for severe osteoporosis, were $25.9 million.

      For the full year of 2003, Forteo had $65.3 million in sales.

Cialis

      Cialis is a new treatment for erectile dysfunction launched earlier in 2003 by the Lilly ICOS LLC joint venture. Total global Cialis sales for the fourth quarter of 2003 were $94.2 million, which comprises two components that are reported differently on Lilly’s income statement. Cialis sales outside North America and the European Union (EU) were $31.3 million and are reported in Lilly’s revenue. Cialis sales in North America and the EU, Lilly ICOS LLC joint venture territories, were $62.9 million and are reported as part of the joint venture’s income statement along with related expenses. Lilly reports its 50 percent share of the joint venture’s net loss in Lilly’s net other income.

      For the full year of 2003, total global Cialis sales were $203.3 million, of which $73.5 million is reported in Lilly’s revenue and $129.8 million is reported in the joint venture’s income statement.

Actos® (pioglitazone hydrochloride, Takeda), Takeda

Cialis® (tadalafil, ICOS), Lilly ICOS LLC
All other trademarks are owned by Lilly.

ELI LILLY AND COMPANY

Operating Results (Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,

	2003	2002	2003	2002

	(Dollars in millions, except per share data)
Net sales	$3,465.5	$2,955.6	$12,582.5	$11,077.5
Cost of sales	731.5	567.8	2,675.1	2,176.5
Research and development	710.0	574.3	2,350.2	2,149.3
Marketing and administrative	1,134.2	920.8	4,055.4	3,424.0
Acquired in-process technology	—	—	—	84.0
Asset impairments, restructuring and other special charges	28.3	—	382.2	—

Operating income	861.5	892.7	3,119.6	3,243.7
Interest expense	(9.8)	(23.9)	(61.0)	(79.7)
Other income — net	112.3	75.2	203.1	293.7

Income before income taxes	964.0	944.0	3,261.7	3,457.7
Income taxes	216.8	207.7	700.9	749.8

Net income	$747.2	$736.3	$2,560.8	$2,707.9

Earnings per share — basic	$0.69	$0.68	$2.38	$2.51

Earnings per share — diluted	$0.69	$0.68	$2.37	$2.50

Dividends paid per share	$0.335	$0.31	$1.34	$1.24
Weighted-average shares outstanding (thousands) — basic	1,077,043	1,076,402	1,076,547	1,076,922
Weighted-average shares outstanding (thousands) — diluted	1,083,113	1,083,936	1,082,230	1,085,088

ELI LILLY AND COMPANY

Consolidated Balance Sheets

	December 31,	December 31,
	2003	2002

	(Dollars in millions)
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,756.3	$1,945.9
Short-term investments	957.0	1,708.8
Accounts receivable, net of allowances for doubtful amounts of $79.5 (2003) and $66.4 (2002)	1,854.7	1,670.3
Other receivables	477.6	403.9
Inventories	1,963.0	1,495.4
Deferred income taxes	500.6	331.7
Prepaid expenses	249.5	248.1

TOTAL CURRENT ASSETS	8,758.7	7,804.1
OTHER ASSETS
Prepaid pension	1,613.3	1,515.4
Investments	3,374.6	3,150.4
Sundry	1,392.5	1,279.1

	6,380.4	5,944.9
PROPERTY AND EQUIPMENT
Land, buildings, equipment, and construction-in-progress	11,068.0	9,546.1
Less allowances for depreciation	4,529.0	4,253.1

	6,539.0	5,293.0

	$21,678.1	$19,042.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term borrowings	$196.5	$545.4
Accounts payable	875.9	676.9
Employee compensation	387.4	231.7
Dividends payable	398.3	375.8
Income taxes payable	1,749.8	1,761.9
Other liabilities	1,942.7	1,471.8

TOTAL CURRENT LIABILITIES	5,550.6	5,063.5
LONG-TERM DEBT	4,687.8	4,358.2
OTHER NONCURRENT LIABILITIES	1,674.9	1,346.7

	6,362.7	5,704.9
COMMITMENTS AND CONTINGENCIES	—	—
SHAREHOLDERS’ EQUITY
Common stock	702.3	702.1
Additional paid-in capital	2,610.0	2,610.0
Retained earnings	9,470.4	8,500.1
Employee benefit trust	(2,635.0)	(2,635.0)
Deferred costs-ESOP	(118.6)	(123.3)
Accumulated other comprehensive loss	(160.1)	(670.8)

	9,869.0	8,383.1
Less cost of common stock in treasury	104.2	109.5

	9,764.8	8,273.6

	$21,678.1	$19,042.0

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Forward-looking statements are included in or incorporated by reference into the proxy statement/ prospectus and this supplement and may be made by spokespersons based on then-current expectations of Lilly’s or AME’s management. All forward-looking statements made by Lilly or AME are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements, including, among other things, uncertainties related to product development, uncertainties related to the need for regulatory or other government approvals, dependence on proprietary technology, uncertainty of market acceptance of products, uncertainties related to business opportunities, the receipt of future payments, including royalties, the continuation of customer relationships and other risks identified in the proxy statement/ prospectus and this supplement and the documents incorporated by reference into the proxy statement/ prospectus and this supplement. One can identify forward-looking statements by the use of words such as “expects,” “plans,” “will,” “estimates,” “forecasts,” “projects,” “believes,” “anticipates,” and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address the growth strategy, financial results, regulatory issues, status of product approvals, development programs, litigation and investigations of Lilly and AME.

      Many factors, including but not limited to those listed below, may cause actual results to differ materially from current expectations and historical results:

•	competitive factors, including new patented products or expanded indications for existing products introduced by competitors, which can lead to declining demand for Lilly’s or AME’s products and product candidates; generic competition as patents on key products expire; and pricing pressures, both in the United States and abroad, primarily from managed care groups and government agencies;

•	governmental factors, including federal, state and foreign laws and regulations that affect pharmaceutical pricing, such as Medicaid, Medicare, pharmaceutical importation laws, and other laws and regulations that could, directly or indirectly, impose governmental controls on the prices at which Lilly’s or AME’s products are sold;

•	difficulties and uncertainties inherent in new product development and introduction of new products; new product candidates that appear promising in development may fail to reach the market or may have only limited commercial success because of efficacy or safety concerns, inability to obtain necessary regulatory approvals, difficulty or excessive costs to manufacture, infringement of the patents or intellectual property rights of others and difficulty in predicting sales growth rates of new products;

•	delays and uncertainties in the FDA approval process and the approval processes in other countries, resulting in delays in product launches and lost market opportunity;

•	regulatory issues concerning compliance with current Good Manufacturing Practice, which we refer to as cGMP, regulations for pharmaceutical products that can lead to product recalls and seizures, interruption of production, delays in the approvals of new products pending resolution of the cGMP issues;

•	unexpected safety or efficacy concerns arising with respect to marketed products, whether or not scientifically justified, leading to product recalls, withdrawals or declining sales;

•	changes in inventory levels maintained by pharmaceutical wholesalers that can cause reported sales for a particular period to differ significantly from underlying prescriber demand;

•	economic factors over which neither AME nor Lilly has any control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions in volatile areas, such as Latin America;

•	legal factors, including unanticipated litigation of product liability or other liability claims, antitrust and pricing litigation, environmental matters, and patent disputes with competitors that could preclude commercialization of products or negatively affect the profitability of existing products — in particular, see the discussion of certain patent litigation regarding Lilly’s U.S. patent for Zyprexa set forth in the section captioned “RISK FACTORS” beginning on page 12 of the proxy statement/ prospectus;

•	changes in tax laws, including laws related to the remittance of foreign earnings or investments in foreign countries with favorable tax rates, and settlements of federal, state and foreign tax audits;

•	changes in accounting standards promulgated by the Financial Accounting Standards Board, the SEC, the American Institute of Certified Public Accountants, and the Emerging Issues Task Force; and

•	internal factors, such as changes in business strategies and the impact of restructurings, asset impairments, technology acquisition and disposition transactions, and business combinations.

      In addition, the proxy statement/ prospectus and this supplement contain forward-looking statements about the benefits of the proposed merger between Lilly and AME and the potential of AME’s directed molecular evolution technology. They reflect Lilly’s and AME’s current beliefs, assuming that the proposed merger is successfully closed; however, as with any undertaking of this type, there are substantial risks and uncertainties in the process of implementing the transaction. There is no guarantee that Lilly will realize the expected financial and technological benefits anticipated, or that AME’s technology will yield commercially successful pharmaceutical products.

      Lilly and AME undertake no duty to update forward-looking statements.

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